May 23, 2019

VIA EDGAR

Ms. Christine Westbrook

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             GlycoMimetics, Inc. (the “Registrant”)

Registration Statement on Form S-3, File No. 333-231577

Acceleration Request

Requested Date:  Tuesday, May 28, 2019

Requested Time:  4:00 p.m. Eastern Time

Dear Ms. Westbrook:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-231577) (the “Registration Statement”) to become effective on Tuesday, May 28, 2019, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Katie Kazem of Cooley LLP, counsel to the Registrant, at (703) 456-8043, or in her absence, Brian Leaf at (703) 456-8053.

Very truly yours,

GLYCOMIMETICS, INC.

By:	/s/ Brian M. Hahn
Brian M. Hahn
Chief Financial Officer